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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                  SCHEDULE TO/A
                                 (RULE 14D-100)
                  Tender Offer Statement Under Section 14(D)(1)
           or Section 13(E)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              --------------------
                             U.S. Laboratories Inc.
                       (Name of Subject Company (Issuer))

                             Voice Acquisition Corp.
                     An Indirect Wholly Owned Subsidiary of

                              Bureau Veritas, S.A.
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $0.01 per share
                         (Title of Class of Securities)

                                    90333T105
                      (CUSIP Number of Class of Securities)

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                                                         With a copy to:
               Frank Piedelievre                     Richard S. Green, Esq.
     President and Chief Executive Officer          Thelen Reid & Priest LLP
             Bureau Veritas, S.A.                     40 West 57th Street
           17 bis, Place des Reflets                New York, New York 10019
                 La Defense 2                      Telephone: (212) 603-2000
           92400 Courbevoie, France
         Telephone: 011-331-4291-5291

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)


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                            CALCULATION OF FILING FEE

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       TRANSACTION VALUE*                               AMOUNT OF FILING FEE
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         $82,375,152.50                                       $7,578.51
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*    Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 5,138,660 outstanding shares of common stock of
     U.S. Laboratories Inc. and the purchase of 542,385 shares of common stock issuable upon the exercise of outstanding options and warrants at a purchase price of $14.50 per share.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
     Amount Previously Paid: $7,225.13        Filing party: Bureau Veritas, S.A.
     Form or Registration No.: Schedule TO-T  Date Filed: August 22, 2002
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxesbelow to designate any transactions to which the statement relates:
[X]   third-party tender offer subject to Rule 14d-1.
[_]   issuer tender offer subject to Rule 13e-4.
[_]   going-private transaction subject to Rule 13e-3.
[_]   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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         This Amendment No. 2 (the "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO (this "Statement"), originally filed on August 22, 2002 with the Securities and Exchange Commission (the "Commission"), as amended by Amendment No. 1 thereto filed on August 26, 2002, by Voice Acquisition Corp., a Delaware corporation ("Acquisition Sub"), and Bureau Veritas, S.A., a societe anonyme organized under the laws of the French Republic ("Bureau Veritas"), relating to Acquisition Sub's offer to purchase (the "Purchase Offer") all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of U.S. Laboratories Inc., a Delaware corporation ("U.S. Laboratories"), at a purchase price of $14.50 per share, net to the seller in cash. The terms and conditions of the Purchase Offer are described the Offer to Purchase dated August 22, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Statement. Capitalized terms used and not otherwise defined herein shall have the meaning assigned to such terms in the Offer to Purchase.

ITEM 4.  Terms of the Transaction.

         Item 4 is amended and supplemented by the following:

         The information set forth in Section 1 ("Terms of the Offer"), Section 2 ("The Transaction Documents"), and Section 3 ("Certain Conditions of the Offer") of the Supplement dated September 13, 2002 (the "Supplement") are incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

         Item 5 is amended and supplemented by the following:

         The information set forth in Section 2 ("The Transaction Documents") of the Supplement is incorporated herein by reference.

ITEM 11. Additional Information.

         Item 11 is amended and supplemented by the following:

         The information set forth in Section 4 ("Legal Proceedings") of the Supplement is incorporated herein by reference.

ITEM 12. Exhibits.

         Item 12 is amended by the addition of the following Exhibits thereto:

Exhibit (a)(1)(G) Supplement, dated September 13, 2002.

Exhibit (d)(8)    Waiver letter dated September 11, 2002 from Bureau Veritas to the Company.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   BUREAU VERITAS, S.A.


                                   By: /s/ Frank Piedelievre
                                      ---------------------------------------
                                   Name: Frank Piedelievre
                                   Title: President and Chief Executive Officer

                                   VOICE ACQUISITION CORP.


                                   By:  /s/ Frank Piedelievre
                                       --------------------------------------
                                   Name: Frank Piedelievre
                                   Title: Chairman of the Board and President

Dated: September 13, 2002